                        Filed by Holly Corporation
                        Pursuant to Rule 425 under
                        the Securities Act of 1933
                        and deemed filed pursuant
                        to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Holly Corporation
                        Commission File No.: 001-03876

Set forth below is the text of a press release issued by Holly Corporation on June 12, 2003.

                                  # # # # # # #

HOLLY CORPORATION REPORTS THIRD QUARTER OF FISCAL 2003 RESULTS

         Dallas, Texas, June 12, 2003 -- Holly Corporation (AMEX-HOC), today reported results for the Company's third quarter and nine months ended April 30, 2003.

         Net income for the three months ended April 30, 2003 was $26.7 million ($1.67 per diluted share) compared to net income of $6.2 million ($.39 per diluted share) for the three months ended April 30, 2002. For the nine months ended April 30, 2003, net income was $30.4 million ($1.90 per diluted share) compared to $25.9 million ($1.62 per diluted share) for the nine months ended April 30, 2002. During the fiscal 2003 third quarter, the Company's income benefited from a $16.4 million gain ($10.2 million after tax) from the sale of pipeline assets to Plains Marketing, L.P., the $15.2 million ($9.4 million after tax) received from Kinder Morgan Energy Partners, L.P. as payment for reparations ordered by the Federal Energy Regulatory Commission, and strong refining margins that improved substantially from the first six months of the current fiscal year and compared very favorably to margins for the three months ended April 30, 2002. Excluding the pipeline sale and reparations payment, net income for the three and nine months ended April 30, 2003 would have been $7.1 million ($.44 per diluted share) and $10.7 million ($.67 per diluted share), respectively.

         For the Company's third quarter ended April 30, 2003, refining margins of $8.86 per barrel were significantly higher than the refinery margins of $6.40 per barrel for the quarter ended April 30, 2002. Refining margins rose to high levels during much of the current year's third quarter as refined product prices rose at a greater rate than crude oil costs, but the high margins fell off late in the quarter as refined product prices declined at a greater rate than crude oil costs. For the nine months ended April 30, 2003, refining margins of $6.37 per barrel were less than the refinery margins of $7.13 per barrel for the nine months ended April 30, 2002. The relative strength of the prior year's nine-month margins was principally the result of strong margins in the fiscal 2002 first quarter, when the Company, along with the refining industry as a whole, was still experiencing very favorable refining margins, which fell off significantly after the prior year's first fiscal quarter.

         As mentioned above, the current year's third quarter had two significant nonrecurring events that contributed substantially to earnings. As previously announced, the Company in March 2003 sold its Iatan crude oil gathering system located in west Texas to Plains Marketing, L.P., resulting in a gain of $16.4 million. Additionally, in April 2003 the Company received from Kinder Morgan Energy Partners, L.P. a payment of $15.2 million for reparations ordered by the Federal Energy Regulatory Commission relating to tariffs on common carrier pipeline shipments of refined products from 1993 to July 2000.

         The Company's revenues and cost of products sold were higher in the third quarter and nine months of fiscal 2003, as compared to the comparable periods in fiscal 2002, due principally to higher refined product sales prices and higher costs of purchased crude oil. Additionally, refined product sales volumes increased for the three-month and nine-month periods by 5% and 10%, respectively, as compared to the same periods of fiscal 2002. Negatively impacting earnings for the both the three and nine months ended April 30, 2003, as compared to the prior year periods, were increases in operating expenses, due to higher utility costs, higher environmental costs, and increased compensation expense, and losses at our asphalt joint venture, compared to substantial income of the asphalt joint venture for the fiscal 2002 three- and nine-month periods.

         "The Company experienced a very good third quarter as refining margins rebounded nicely and the pipeline sale and FERC-ordered reparations payment contributed to earnings. Excluding the two non-recurring items, we generated over $20 million of earnings before interest, taxes and depreciation for the fiscal 2003 third quarter," said Matthew P. Clifton, President of Holly. "As recently announced, the acquisition of the Woods Cross refinery near Salt Lake City from ConocoPhillips closed effective June 1, 2003. We are very excited about adding the Woods Cross operations to the Company, which acquisition increased our total current refining capacity by approximately 35%. Additionally, the Company is continuing to work diligently in the construction of a gas oil hydrotreating unit at its Artesia, New Mexico refinery facility which is designed to satisfy future EPA mandated gasoline specifications and to improve the refinery's yields of higher value products. The expansion of our New Mexico facility that will result in a further increase of approximately 15% in Holly's overall refining capacity is expected to be completed along with the hydrotreating unit by the end of calendar 2003. In addition to our on-going steps to move forward and strengthen the Company, we are continuing to plan for the proposed merger with Frontier Oil Corporation, which is expected to be submitted in the next few weeks to the stockholders of both companies for their approval."

         Holly, headquartered in Dallas, Texas, operates a 60,000 bpd refinery located in Artesia, New Mexico that is being expanded to 75,000 bpd, a 25,000 bpd refinery in Woods Cross, Utah, and a 7,500 bpd refinery in Great Falls, Montana. Holly also has approximately 2,000 miles of crude oil and refined product pipelines in the west Texas and New Mexico region, Permian Basin crude gathering operations and refined product terminals.

         The following is a "safe harbor" statement under the Private Securities Litigation Reform Act of 1995: The statements in this press release relating to matters that are not historical facts are forward-looking statements based on management's belief and assumptions using currently available information and expectations as of the date hereof, are not guarantees of future performance and involve certain risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, the Company cannot give any assurances that these expectations will prove to be correct. Therefore, actual outcomes and results could materially differ from what is expressed, implied or forecast in such statements. Such differences could be caused by a number of factors including, but not limited to, risks and uncertainties with respect to the actions of actual or potential competitive suppliers of refined petroleum products in the Company's markets, the demand for and supply of crude oil and refined products, the spread between market prices for refined products and market prices for crude oil, the possibility of constraints on the transportation of refined products, the possibility of inefficiencies or shutdowns in refinery operations or pipelines, effects of governmental regulations and policies, the availability and cost of financing to the Company, the effectiveness of the Company's capital investments and marketing strategies, the Company's efficiency in carrying out construction projects, the successful integration of the Woods Cross refinery, the completion of the proposed transaction with Frontier Oil Corporation, the possibility of terrorist attacks and the consequences of any such attacks, general economic conditions, and other financial, operational and legal risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings. The Company assumes no duty to publicly update or revise such statements, whether as a result of new information, future events or otherwise.

         Frontier Oil Corporation (NYSE - FTO) and Holly Corporation have filed a preliminary joint proxy statement/prospectus and other documents regarding the proposed Frontier/Holly merger transaction with the Securities and Exchange Commission as part of a Registration Statement on Form S-4 filed by Front Range Himalaya Corporation. Investors and security holders are urged to read the preliminary joint proxy statement/prospectus included in such Registration Statement because it contains important information about Frontier and Holly and the proposed transaction. A definitive joint proxy statement/prospectus is expected to be sent to security holders of Frontier and Holly seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents filed by Frontier and Holly with the SEC at the SEC's web site at www.sec.gov. The definitive joint proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to Frontier Oil Corporation, attention: Doug Aron, 10000 Memorial Drive, Suite 600, Houston, Texas 77024 or Holly Corp., attention: W. John Glancy, 100 Crescent Court, Suite 1600, Dallas, Texas 75201.

         Frontier and Holly and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Frontier and Holly in connection with the merger. Information about Frontier and Holly and their respective directors and officers can be found in Proxy Statements, Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed by Frontier and Holly with the SEC. Additional information regarding the interests of those persons may be obtained by reading the preliminary joint proxy statement/prospectus and the definitive joint proxy statement/prospectus when it becomes available.

RESULTS OF OPERATIONS

STATEMENT OF INCOME (Unaudited)

                                                           THREE MONTHS ENDED               NINE MONTHS ENDED
                                                                 APRIL 30,                      APRIL 30,
                                                     ------------------------------    ------------------------------
                                                         2003              2002             2003            2002
                                                     -------------    -------------    -------------    -------------
                                                                         (In thousands, except per share data)
Sales and other revenues .........................   $     312,180    $     210,327    $     858,198    $     635,028

Operating costs and expenses
  Cost of products sold ..........................         255,376          165,350          719,764          491,356
  Operating expenses .............................          28,439           23,717           78,768           71,729
  Selling, general and administrative expenses ...           7,057            5,452           17,597           16,110
  Depreciation, depletion and amortization .......           8,979            6,884           23,336           20,029
  Exploration expenses, including dry holes ......             233              282              711              824
                                                     -------------    -------------    -------------    -------------
    Total operating costs and expenses ...........         300,084          201,685          840,176          600,048
                                                     -------------    -------------    -------------    -------------
Income from operations ...........................          12,096            8,642           18,022           34,980

Other income (expense)
  Equity in earnings of joint ventures ...........            (690)           1,571              (86)           6,639
  Interest expense, net ..........................              37             (405)            (575)          (1,056)
  Gain on sale of assets .........................          16,447               --           16,447               --
  Reparations payment received ...................          15,226               --           15,226               --
  Gain on sale of equity securities ..............              --               --               --            1,522
                                                     -------------    -------------    -------------    -------------
                                                            31,020            1,166           31,012            7,105
                                                     -------------    -------------    -------------    -------------
Income before income taxes .......................          43,116            9,808           49,034           42,085
Income tax provision .............................          16,415            3,609           18,682           16,149
                                                     -------------    -------------    -------------    -------------
Net income .......................................   $      26,701    $       6,199    $      30,352    $      25,936
                                                     =============    =============    =============    =============

Net income per common share - basic ..............   $        1.72    $        0.40    $        1.96    $        1.67

Net income per common share - diluted ............   $        1.67    $        0.39    $        1.90    $        1.62

Average number of common shares outstanding:
  Basic ..........................................          15,493           15,581           15,509           15,549
  Diluted ........................................          15,986           16,016           15,938           15,981

BALANCE SHEET DATA (Unaudited)

                                                            April 30,        July 31,
                                                              2003            2002
                                                           ------------    ------------
                                                         (In thousands, except ratio data)
Cash and cash equivalents ..............................   $     38,050    $     71,630
Working capital ........................................   $     27,460    $     59,873
Total assets ...........................................   $    541,899    $    502,306
Total long-term debt, including current maturities .....   $     25,714    $     34,285
Stockholders' equity ...................................   $    252,282    $    228,556
Total debt to capitalization ratio(1) ..................            9.2%           13.0%



1) The total long-term debt to capitalization ratio is calculated by dividing total long-term debt including current maturities by the sum of total long-term debt including current maturities and stockholders' equity.


OTHER FINANCIAL DATA (Unaudited)

                                                       Three Months Ended               Nine Months Ended
                                                            April 30,                        April 30,
                                                ------------------------------    ------------------------------
                                                    2003              2002             2003             2002
                                                -------------    -------------    -------------    -------------
                                                       (In thousands)                   (In thousands)
Sales and other revenues (2)
  Refining ..................................   $     307,715    $     205,692    $     842,926    $     620,367
  Pipeline Transportation ...................           3,742            4,294           13,742           13,395
  Corporate and Other .......................             723              341            1,530            1,266
                                                -------------    -------------    -------------    -------------
  Consolidated ..............................   $     312,180    $     210,327    $     858,198    $     635,028
                                                =============    =============    =============    =============

Income (loss) from operations (2)
  Refining ..................................   $      14,446    $       8,409    $      19,933    $      34,146
  Pipeline Transportation ...................           1,470            2,593            7,296            7,579
  Corporate and Other .......................          (3,820)          (2,360)          (9,207)          (6,745)
                                                -------------    -------------    -------------    -------------
  Consolidated ..............................   $      12,096    $       8,642    $      18,022    $      34,980
                                                =============    =============    =============    =============


Cash flow from operating activities .........   $      18,406    $      17,677    $       7,862    $      11,205
Capital expenditures ........................   $      19,922    $       8,133    $      47,556    $      20,816
EBITDA (3) ..................................   $      52,058    $      17,097    $      72,945    $      63,170



2) The Refining segment includes the Company's principal refinery in Artesia, New Mexico, which is operated in conjunction with refining facilities in Lovington, New Mexico (collectively, the Navajo Refinery) and the Company's refinery near Great Falls, Montana. Included in the Refining segment are costs relating to pipelines and terminals that operate in conjunction with the Refining segment as part of the supply and distribution networks of the refineries. The Pipeline Transportation segment includes approximately 1,000 miles (approximately 600 miles after the sale of pipelines to Plains Marketing, L.P.) of the Company's pipeline assets in Texas and New Mexico. Revenues of the Pipeline Transportation segment are earned through transactions with unaffiliated parties for pipeline transportation, rental and terminalling operations.

3) Earnings Before Interest, Taxes, Depreciation and Amortization - EBITDA is calculated as net income plus (i) interest expense net of interest income, (ii) income tax provision, and (iii) depreciation, depletion, and amortization. EBITDA is presented, not as an alternative measure of operating results or cash flow from operations as determined in accordance with accounting principles generally accepted in the United States, but because EBITDA is a widely accepted financial indicator of a company's ability to incur and service debt. EBITDA presented above is reconciled to net income as follows:

                                                 Three Months Ended                Nine Months Ended
                                                      April 30,                        April 30,
                                           ------------------------------    ------------------------------
                                                2003             2002             2003             2002
                                           -------------    -------------    -------------    -------------
                                                   (In thousands)                    (In thousands)
Net Income .............................   $      26,701    $       6,199    $      30,352    $      25,936
   Add provision for income tax ........          16,415            3,609           18,682           16,149
   Add interest expense ................             135              622            1,224            2,320
   Subtract interest income ............            (172)            (217)            (649)          (1,264)
   Add depreciation and amortization ...           8,979            6,884           23,336           20,029
                                           -------------    -------------    -------------    -------------
EBITDA .................................   $      52,058    $      17,097    $      72,945    $      63,170
                                           =============    =============    =============    =============




REFINING SEGMENT OPERATING DATA (Unaudited)


                                                 Three Months Ended                 Nine Months Ended
                                                      April 30,                         April 30,
                                           ------------------------------    ------------------------------
                                                2003             2002             2003            2002
                                           -------------    -------------    -------------    -------------
Crude charge (BPD)(4) ..................          60,500           63,000           63,400           58,000

Sales of refined products (BPD)(5) .....          80,700           76,600           81,700           74,500

Operating margin per produced barrel:
Average per produced barrel(6)
  Average net sales price ..............   $       41.94    $       30.04    $       37.25    $       30.36
  Raw material costs ...................           33.08            23.64            30.88            23.23
                                           -------------    -------------    -------------    -------------
  Refinery margin ......................   $        8.86    $        6.40    $        6.37    $        7.13
                                           =============    =============    =============    =============

Sales of produced refined products
  Gasolines ............................            58.3%            58.2%            57.6%            56.3%
  Diesel fuels .........................            21.9%            21.4%            21.6%            21.2%
  Jet fuels ............................             9.3%            10.2%             9.9%            10.5%
  Asphalt ..............................             6.8%             6.1%             7.3%             8.3%
  LPG and other ........................             3.7%             4.1%             3.6%             3.7%
                                           -------------    -------------    -------------    -------------
    Total ..............................           100.0%           100.0%           100.0%           100.0%
                                           =============    =============    =============    =============


4)       Barrels per day of crude oil processed.

5) Includes refined products purchased for resale of 14,337 bpd, 6,892 bpd, 12,238 bpd, and 10,032 bpd, respectively.

6) Represents average per barrel amounts for produced refined products sold.


FOR FURTHER INFORMATION, Contact:

Matthew P. Clifton, President
Stephen J. McDonnell, Vice President and
Chief Financial Officer
Holly Corporation
214/871-3555